SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A2
                    Under the Securities Exchange Act of 1934

                       LIGAND PHARMACEUTICALS INCORPORATED
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   53220K 20 7
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000

                                    Copy to:
                            Lisabeth F. Murphy, Esq.
                           Athena Neurosciences, Inc.
                              800 Gateway Boulevard
                      South San Francisco, California 94080
                                 (650) 877-0900
                            Telecopy: (650) 875-3620

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 9, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 53220K 20 7

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
             ONLY)
          Elan Corporation, plc
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          I.R.S. Employer Identification No.: NA
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  / /
                                                              (b)  / /
          N/A
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

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          WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                 N/A

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ireland
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                             7         SOLE VOTING POWER

        NUMBER OF                      8,110,672
           SHARES            ___________________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        None
         REPORTING           ___________________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       8,110,672
                             ---------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       None
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,110,672
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                           / /
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.4% (based upon outstanding common stock as of April 30,
            1999)
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14        TYPE OF REPORTING PERSON

          CO
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



Item 1.  Security and Issuer.

     This Schedule 13D/A2 amends the Schedule 13D filed with the Securities Exchange Commission (the "Commission") on January 6, 1999 (the "Schedule 13D") with respect to the Common Stock, $0.001 par value, of Ligand Pharmaceuticals Incorporated (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 10275 Science Center Drive, San Diego, California 92121. The purpose of this Schedule 13D/A2 is to re-file the Exhibits to the Schedule 13D pursuant to the Commission's comments to Elan's Request for Confidential Treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

Item 7.  Items to be Filed as Exhibits.

Exhibit 1* Securities Purchase Agreement, dated as of November 6, 1998, by and among Elan Corporation, plc ("Elan"), Elan International Services, Ltd. and the Issuer.

Exhibit 2* Development, License and Supply Agreement, dated as of November 9,
           1998, by and between Elan and the Issuer.



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*    Certain confidential portions of these Exhibits were omitted by means of marking such portions with an asterisk (the "Mark"). These Exhibits have been filed separately with the Secretary of the Commission without the Mark pursuant to Elan's Request for Confidential Treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

                                    Signature


     The undersigned certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

July 29, 1999

                              ELAN CORPORATION, PLC


                              By: /s/ Thomas G. Lynch
                                  -------------------------------------------
                                  Name: Thomas G. Lynch
                                  Title: Executive Vice President,
                                         Chief Financial Officer and Director

                                  Exhibit Index

Exhibit No.                                Exhibit

1* Securities Purchase Agreement, dated as of November 6, 1998, by and among Elan Corporation, plc, Elan International Services, Ltd. and Ligand Pharmaceuticals Incorporated.

2* Development, License and Supply Agreement, dated as of November 9, 1998, by and between Elan Corporation, plc and Ligand Pharmaceuticals Incorporated.




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*    Certain confidential portions of these Exhibits were omitted by means of marking such portions with an asterisk (the "Mark"). These Exhibits have been filed separately with the Secretary of the Commission without the Mark pursuant to Elan's Request for Confidential Treatment under Rule 24b-2 of the Securities Exchange Act of 1934.